Filed by CSN Holdings Corp.
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                Subject Company: Wheeling-Pittsburgh Corporation
                                                  Commission File No.: 000-50300



         On November 15, 2006, Companhia Siderurgica Nacional issued the following press release concerning the proposed strategic alliance between Companhia Siderurgica Nacional and Wheeling-Pittsburgh Corporation. The following press release contains forward looking statements as discussed more fully below.


FOR IMMEDIATE RELEASE
---------------------

                            CSN NAMES BOARD DESIGNEES
                       FOR POST-MERGER WHEELING PITTSBURGH

SAO PAOLO, BRAZIL, NOVEMBER 15, 2006 Companhia Siderurgica Nacional ("CSN") (NYSE: SID) today announced the names of its designees for the Board of the new Wheeling-Pittsburgh, which would be created after completion of the proposed merger of Wheeling-Pittsburgh Corporation (NASDAQ: WPSC) with CSN's North American assets.

The Board of Directors of the new Wheeling-Pittsburgh will include a majority of independent directors. In addition to those independent directors, CSN will designate three directors - all of whom have extensive operational or management experience in the steel industry, proven track records in the industry, and the knowledge necessary to help integrate operations and realize the long term potential of the combined company.

CSN's board designees are:

MARCOS MARINHO LUTZ, 36, is currently Vice President of Infrastructure & Energy for CSN, which he joined in 2003. Lutz is in charge of the Hidroeletric Plants, logistics, railways and port terminals, and has directed CSN's US operations since 2005. Before joining CSN, he served at Ultrapar (NYSE-UGP) for nine years, and ran the logistics division as COO for the last 2 years. He holds an MBA from the Kellogg School of Business at Northwestern University in Evanston, Illinois.

OTAVIO DE GARCIA LAZCANO, 37, was elected CSN's Chief Financial Officer in August 2006. In that role, Lazcano heads up the Accounting, Treasury, Credit, Insurance and Investment Departments at the company, which he joined in 1996. He has performed many functions at CSN, including playing a critical role in restructuring CSN's debt. Before joining CSN, Lazcano worked at Aracruz, one of the largest Pulp and Paper companies in the world.

ENEAS GARCIA DINIZ, 46, is Vice President of operations for CSN. Diniz is responsible for all of CSN's steel operations worldwide. Prior to assuming this role, he directed the hot end at the Volta Redonda Mill. He joined the company in 1985. He holds an MBA from an internal program, which is administered by Fundacao Dom Cabral.

ABOUT COMPANHIA SIDERURGICA NACIONAL

CSN is a leading global steel producer with operations in Latin America, North America, and Europe. CSN is a fully integrated steel producer, the largest coated steel producer in Brazil, with current capacity of 21.5 million tons of iron ore, 5.6 million tons of crude steel, 5.1 million tons of rolled products and 2.9 million tons of coated steel capacity.

CSN's process is based on the integrated steelworks concept that uses its own sources of iron ore and electrical power supply. In addition, CSN controls logistics assets - ports and railways - that enable an extremely cost efficient and reliable loading and unloading of slabs and ore for deep sea vessels. This integrated steelworks concept allows CSN to be one of the most cost competitive steel producers in the world.

CSN has had operations in the United States since 2001 through its wholly-owned subsidiary CSN LLC (formerly known as Heartland Steel) located at Terre Haute, Indiana. CSN LLC has an annual production capacity of 1 million tons of cold-rolled, galvanized and hot rolled products.

CSN shares are traded on the New York (NYSE) and Sao Paulo (BOVESPA) stock exchanges.

FORWARD-LOOKING STATEMENTS CAUTIONARY LANGUAGE

The information contained in this news release and the investor presentation, other than historical information, consists of forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In particular, statements containing estimates or projections of future operating or financial performance are not historical facts, and only represent a belief based on various assumptions, all of which are inherently uncertain. Forward-looking statements reflect the current views of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, factors relating to (1) the risk that the businesses of CSN Holdings Corp. and Wheeling-Pittsburgh will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the ability of CSN, CSN Holdings Corp. and Wheeling-Pittsburgh to realize the expected benefits from the proposed strategic alliance, including expected operating efficiencies, synergies, cost savings and increased productivity, and the timing of realization of any such expected benefits; (3) lower than expected operating results for Wheeling-Pittsburgh for the remainder of 2006 or for the strategic alliance; (4) the risk of unexpected consequences resulting from the strategic alliance; (5) the risk of labor disputes, including as a result of the proposed strategic alliance or the failure to reach a satisfactory collective bargaining with the production employees; (6) the ability of the strategic alliance to operate successfully within a highly cyclical industry; (7) the extent and timing of the entry of additional competition in the markets in which the strategic alliance will operate; (8) the risk of decreasing prices for the strategic alliance's products; (9) the risk of significant supply shortages and increases in the cost of raw materials, especially carbon slab supply, and the


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

impact of rising natural gas prices; (10) rising worldwide transportation costs due to historically high and volatile oil prices; (11) the ability of the strategic alliance to complete, and the cost and timing of, capital improvement projects, including upgrade and expansion of Wheeling-Pittsburgh's hot strip mill and construction of an additional galvanizing line; (12) increased competition from substitute materials, such as aluminum; (13) changes in environmental and other laws and regulations to which the strategic alliance are subject; (14) adverse changes in interest rates and other financial market conditions; (15) failure of the convertible financing proposed to be provided by CSN to be converted to equity; (16) changes in United States trade policy and governmental actions with respect to imports, particularly with respect to restrictions or tariffs on the importation of carbons slabs; and (17) political, legal and economic conditions and developments in the United States and in foreign countries in which the strategic alliance will operate. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause actual results to differ materially from current expectations. CSN, CSN Holdings Corp. and Wheeling-Pittsburgh assume no duty to update forward-looking statements. Reference is made to a more complete discussion of forward-looking statements and applicable risks contained in CSN's and Wheeling-Pittsburgh's filings with the SEC.

CONTACT INFORMATION

Investors:        Jose Marcos Treiger, Investors Relations Manager,
                  +55-11-3049-7511
Media (U.S.):     Jeremy Fielding or Laura Walters, Kekst and Company,
                  +1-212-521-4800


                                      # # #



The information contained in the foregoing press release, other than historical information, consists of forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In particular, statements containing estimates or projections of future operating or financial performance are not historical facts, and only represent a belief based on various assumptions, all of which are inherently uncertain. Forward-looking statements reflect the current views of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, factors relating to (1) the risk that the businesses of CSN Holdings Corp. and Wheeling-Pittsburgh will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the ability of CSN, CSN Holdings and Wheeling-Pittsburgh to realize the expected benefits from the proposed strategic alliance, including expected operating efficiencies, synergies, cost savings and increased productivity, and the timing of realization of any such expected benefits; (3) lower than expected operating results for Wheeling-Pittsburgh for the remainder of 2006 or for the strategic alliance; (4) the risk of unexpected consequences resulting from the strategic alliance; (5) the risk of labor disputes, including as a result of the proposed strategic alliance or the failure to reach a satisfactory collective bargaining with the production employees; (6) the ability of the strategic alliance to operate successfully within a highly cyclical industry; (7) the extent and timing of the entry of additional competition in the markets in which the strategic alliance will operate; (8) the risk of decreasing prices for the strategic alliance's products; (9) the risk of significant supply shortages and increases in the cost of raw materials, especially carbon slab supply, and the impact of rising natural gas prices; (10) rising worldwide transportation costs due to historically high and volatile oil prices; (11) the ability of the strategic alliance to complete, and the cost and timing of, capital improvement projects, including upgrade and expansion of Wheeling-Pittsburgh's hot strip mill and construction of an additional galvanizing line; (12) increased competition from substitute materials, such as aluminum; (13) changes in environmental and other laws and regulations to which the strategic alliance are subject; (14) adverse changes in interest rates and other financial market conditions; (15) failure of the convertible financing proposed to be provided by CSN to be converted to equity; (16) changes in United States trade policy and governmental actions with respect to imports, particularly with respect to restrictions or tariffs on the importation of carbons slabs; and (17) political, legal and economic conditions and developments in the United States and in foreign countries in which the strategic alliance will operate. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause actual results to differ materially from current expectations. CSN, CSN Holdings and Wheeling-Pittsburgh assume no duty to update forward-looking statements. Reference is made to a more complete discussion of forward-looking statements and applicable risks contained in CSN's and Wheeling-Pittsburgh's filings with the SEC.

The foregoing shall not constitute an offer of any securities for sale. If and when definitive documentation for the proposed strategic alliance is completed, the proposed strategic alliance will be submitted to Wheeling-Pittsburgh Corporation stockholders for their consideration. CSN Holdings will file a registration statement with the SEC, containing a preliminary proxy statement of Wheeling-Pittsburgh Corporation and a preliminary prospectus of CSN Holdings and other relevant documents concerning the proposed strategic alliance. Stockholders of Wheeling-Pittsburgh are urged to read the registration statement and the definitive proxy statement/prospectus, and any other relevant documents filed with the SEC, if and when they become available, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about CSN, CSN Holdings and Wheeling-Pittsburgh, at the SEC's website at www.sec.gov.

CSN and CSN Holdings and their respective directors, authorized persons, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the stockholders of Wheeling-Pittsburgh in connection with the proposed strategic alliance. Information about the directors and executive officers of CSN is set forth in CSN's Annual Report on Form 20-F for the 2005 fiscal year, as filed on July 3, 2006. CSN and its directors, authorized persons and executive officers do not own any shares of WPC.

Additional information regarding the participants in the proxy solicitation and their respective interests may be obtained by reading the proxy statement/prospectus regarding the proposed strategic alliance if and when it becomes available.


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